Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Agrees to Purchase 2,880,000 Class B Non-Voting Shares for
     Cancellation in Private Purchase

     TORONTO, Sept. 28 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has agreed to purchase for cancellation 2,880,000 of its outstanding Class B Non-Voting shares ("Class B shares"), or approximately
0.62% of the Class B shares outstanding at August 31, 2010, pursuant to a private agreement between Rogers and an arm's-length third party seller (the
"Private Purchase") for an aggregate purchase price of $103,165,344 which is at a discount to the current market price of the Class B shares. The Private
Purchase was made under an issuer bid exemption order issued by the Ontario
Securities Commission. The Class B shares purchased under the Private Purchase will be included in calculating the number of Class B shares that Rogers may purchase through its outstanding normal course issuer bid.
     In the twelve months preceding this purchase, Rogers has repurchased an aggregate 39,397,406 Class B shares, of which an aggregate 5,350,000 Class B shares were repurchased pursuant to issuer bid exemption orders issued by the
Ontario Securities Commission and an aggregate 34,047,406 Class B shares were repurchased pursuant to normal course issuer bids. Of the 39,397,406 Class B shares purchased in the twelve months preceding this purchase, 24,069,406 were repurchased in 2010 and 15,328,000 were repurchased in 2009.

     About the Company

     Rogers is a diversified public Canadian communications and media company.
We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed
Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto
Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange
(NYSE: RCI).
     %CIK: 0000733099

     /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 19:32e 28-SEP-10